UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Astera Labs, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41979	82-3437062
(State or other jurisdiction of incorporation or organization)	Commission file number	(I.R.S. Employer Identification Number.)

2345 North First Street
San Jose, CA 95131
(Address of Principal Executive Offices) (Zip code)

Philip T. Mazzara
General Counsel & Secretary
(408) 766-3806
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1— Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Astera Labs, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified by the Rule are gold, tantalum, tin and tungsten (collectively, “3TG”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo or an adjoining country.

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the U.S. Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

Description of the Company’s Products

This Form SD relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2025. These products (collectively, the “Covered Products”) consist of semiconductor and connectivity products.

Reasonable Country of Origin Inquiry (“RCOI”)

Following our initial determination that certain of our hardware products include components that contain metallic forms of 3TG minerals, we engaged a third party to assist us in conducting our RCOI to determine whether such 3TG minerals may have originated in the Covered Countries. The measures that we have taken in conducting the RCOI include disseminating a supply-chain survey to direct suppliers of components containing 3TG using the Conflict Minerals Reporting Template (”CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative. The CMRT is designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized.

We received responses to the CMRT from four suppliers that represented 100% of our suppliers of components containing 3TG during the applicable reporting period. The suppliers’ responses that we received were reviewed for completeness and consistency. The suppliers’ CMRT responses identified lists of smelters or refiners, in addition to their countries of origin, that may have supplied 3TG minerals utilized in the Covered Products during the applicable period. Based on the CMRT responses received, the Company was unable to determine the country of origin of all of the 3TG minerals used in its Covered Products.

Based upon its RCOI and review of supplier responses, the Company has determined that its Covered Products could contain 3TG minerals that may have originated in the Covered Countries. Despite having conducted a good faith RCOI and related supplier inquiries, the Company has been unable to determine the country of origin of all of the 3TG minerals used in its Covered Products.

Website Disclosure

This Form SD has been filed with the SEC and is publicly available on the Company’s website at https://ir.asteralabs.com/. The Company’s website and the information accessible through the website are not incorporated by reference into this Form SD.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASTERA LABS, INC.

By:	/s/ Philip Mazzara	Date: May 28, 2026
Name:	Philip Mazzara
Title:	General Counsel and Secretary